                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
   [X]               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

   [ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                          Commission File Number 0-9756

                         THE RIGGS BANK N.A. 401(k) PLAN
                         -------------------------------
                            (Full title of the plan)

                  800 17TH STREET, N.W., WASHINGTON, D.C.  20006
                 -----------------------------------------------
                 (Address of the plan)                (Zip Code)


                           RIGGS NATIONAL CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

             1503 PENNSYLVANIA AVENUE, N.W., WASHINGTON, D.C.  20005
            --------------------------------------------------------
            (Address of principal executive offices)      (Zip Code)



FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements and supplemental schedules as of December 31, 1997 and 1996 and for the year ended December 31, 1997, prepared in accordance with financial reporting requirements of ERISA.

               Beginning at the next page of this document.

(b)     Exhibits

         The following exhibit is furnished to this Form 11-K:

         (23)     Consent of Independent Accountants


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         THE RIGGS BANK N.A. 401(k) PLAN




   Date:      June 26, 1998                          /s/ PATTI B. YODER
        ---------------------------            --------------------------------
                                                         Patti B. Yoder
                                                    Director, Human Resources

                           [ARTHUR ANDERSEN LLP LOGO]






                  The Riggs Bank N.A.
                  401(k) Plan


                  Financial Statements
                  As of December 31, 1997 and 1996
                  Together with Auditors' Report

                           [ARTHUR ANDERSEN LLP LOGO]



                  REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of The
Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Riggs Bank N.A. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Riggs Bank N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1996 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1996. The form and content of the information included in the 1996 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the year ended December 31, 1997, were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, "Schedule of Assets Held for Investment Purposes," "Schedule of Reportable Transactions," and "Schedule of Changes in Net Assets Available for Plan Benefits with Fund Information" are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ ARTHUR ANDERSEN LLP


Washington, D.C.
June 26, 1998

                         The Riggs Bank N.A. 401(k) Plan


                                TABLE OF CONTENTS


                                                                          PAGE


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  As of December 31, 1997 and 1996                                          4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  For the Year Ended December 31, 1997                                      5

NOTES TO FINANCIAL STATEMENTS
  As of December 31, 1997 and 1996                                          6

SCHEDULE I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
  As of December 31, 1997                                                  10

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
  For the Year Ended December 31, 1997                                     11

SCHEDULE III - SCHEDULE OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS WITH FUND INFORMATION
  For the Year Ended December 31, 1997                                     12

SCHEDULES OMITTED BECAUSE THERE WERE NO SUCH ITEMS
 For the Year Ended December 31, 1997:
  Nonexempt Transactions
  Leases in Default or Classified as uncollectable
  Loans or Fixed-Income Obligations in Default

                                          The Riggs Bank N.A. 401(k) Plan
                               Statements of Net Assets Available for Plan Benefits
                                         As of December 31, 1997 and 1996



                                                                           1997                       1996
                                                                           ----                       ----

         INVESTMENTS, AT FAIR VALUE:

           Prime Money Market Fund                                     $ 1,148,495                $  576,899

           U.S. Treasury Money Market Fund                                 540,378                   372,411

           Bond Fund                                                       766,144                   542,924

           Stock Fund                                                    6,149,931                 3,673,159

           Small Capitalization Fund                                     2,294,810                   623,814

           Riggs Common Stock Fund                                         591,129                   193,154
                                                                       -----------                ----------

                   Total Investments                                    11,490,887                 5,982,361
                                                                       -----------                ----------

         RECEIVABLES:

           Participant Contributions                                        25,944                    24,306

           Employer Contributions                                          874,084                   865,689
                                                                       -----------                ----------

                   Total Receivables                                       900,028                   889,995
                                                                       -----------                ----------

         Net Assets Available for  Plan Benefits                       $12,390,915                $6,872,356
                                                                       ===========                ==========









  The accompanying notes are an integral part of these financial statements.

                                          The Riggs Bank N.A. 401(k) Plan
                          Statement of Changes in Net Assets Available for Plan Benefits
                                       For the Year Ended December 31, 1997


                                                                                   1997
                                                                                   ----
         Additions to Net Assets:

                  Contributions:
                           Participant Contributions                           $ 2,325,996
                           Employer Contributions                                1,780,320
                                                                               ------------
                  Total Contributions                                            4,106,316
                                                                               ------------

                  Investment Income:
                           Dividends and Interest                                1,865,065
                           Net Depreciation in Market
                                 Value of Investments                               (6,979)
                           Gain on Sale of Investments                             141,364
                                                                               ------------
                  Total Investment Income                                        1,999,450
                                                                               ------------

         Total Additions to Net Assets                                           6,105,766

         Deductions From Net Assets:

                  Benefits Paid to Participants                                    587,207
                                                                               ------------

         Total Deductions from Net Assets                                          587,207

         Net Increase in Net Assets Available for
                  Plan Benefits                                                  5,518,559
                                                                               ------------

         Net Assets Available for Plan Benefits,
                  Beginning of year                                              6,872,356
                                                                               ------------

         Net Assets Available for Plan Benefits,
                  End of year                                                  $12,390,915
                                                                               ============



  The accompanying notes are an integral part of this financial statement.

                         The Riggs Bank N.A. 401(k) Plan
                          Notes to Financial Statements
                        As of December 31, 1997 and 1996

1.  PLAN SUMMARY

The Riggs Bank N.A. 401(k) Plan (the "Plan") was established effective October 1, 1993, to provide eligible employees the ability to defer a portion of their salary for Federal income tax purposes.

The Plan is available to employees of the Riggs National Corporation (the "Company") and its subsidiary bank, Riggs Bank N.A. (formerly known as The Riggs National Bank of Washington, D.C., The Riggs National Bank of Maryland and The Riggs National Bank of Virginia, which were merged on March 29, 1996). Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21.

The Plan allows participants to defer 1 to 12 percent of their salary. The Plan also allows for employer contributions, at the discretion of the Board of Directors, of up to 2 percent of employee compensation. The discretionary contribution is allocated to participants without regard to their contributions.

The Company contributes, as a matching contribution, an amount equal to 100 percent of a participant's first $100 of contributions and 50 percent of the balance of the amount of the participant's contributions up to 6 percent of the employee's compensation. Bonuses and incentive compensation are excluded from the definition of compensation for matching purposes. Participants that terminate service before the end of the Plan year are not eligible to receive discretionary employer contributions, if made.

Participants vest at a rate of 20 percent per year of service with the Company for employer contributions and are 100 percent vested in their contributions and related accumulated earnings. Vesting of employer contributions occurs at the end of the fifth year of employee service. Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative expenses of the Plan are paid by Riggs Bank N.A. For the year ended December 31, 1997, forfeitures totaled $33,683. This amount will be used to reduce future employer contributions.

2. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of investments and receivables and disclosure of contingencies at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 29, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


4.  INVESTMENT POLICY

The Plan assets are invested in the Riggs Investment Management Company ("RIMCO") family of mutual funds and in the Riggs Common Stock Fund. The amount invested in the individual funds is determined by the participants. The six investment options participants can choose are as follows:

         RIMCO Monument Prime Money Market Fund -- seeks to provide current income consistent with stability of principal and liquidity by investing exclusively in a portfolio of money market instruments maturing in 13 months or less;

         RIMCO Monument U.S. Treasury Money Market Fund -- seeks to provide current income consistent with stability of principal and liquidity by investing in U.S. Treasury obligations;

         RIMCO Monument Bond Fund -- seeks to achieve current income by investing in a diversified portfolio of investment-grade securities and will attempt to maintain an average weighted portfolio maturity of between five and ten years;

         RIMCO Monument Stock Fund -- seeks to provide growth of capital and income primarily through equity investments such as common stocks and securities convertible into common stocks;

         RIMCO Monument Small Capitalization Fund -- seeks to provide long-term capital appreciation through equity investments such as common stocks and securities convertible into common stocks of companies that have a market value of up to $1 billion; and

         The Riggs Common Stock Fund -- seeks to provide long-term capital appreciation through equity investments in the Company's common stock.

Investments are stated at market value, as determined by the Trustee by reference to published market data. Dividends are reinvested in additional shares which are recorded at market value when received.


5.  PARTICIPANT-DIRECTED INVESTMENT PROGRAMS

At December 31, 1997 and 1996, the current values of individual investments that represent five percent or more of the Plan's net assets were as follows:

                                                 U.S. Treasury                                     Small
                               Prime Money        Money Market        Bond         Stock      Capitalization
                               Market Fund            Fund            Fund         Fund            Fund
                              --------------------------------------------------------------------------------

 Investments, at Fair
 Market Value
       December 31, 1997          $1,148,495          $540,378      $766,144     $6,149,931        $2,294,810

 Investments, at Fair
 Market Value
       December 31, 1996             576,899           372,411       542,924      3,673,159           623,814



6.  SUMMARY OF INFORMATION CERTIFIED BY PLAN TRUSTEE

The Trustee, Riggs Bank N.A. (a subsidiary of Riggs National Corporation), has supplied the plan administrator with a certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1997 and 1996, and in the statement of changes in net assets available for plan benefits for the year ended December 31, 1997.

7.  PLAN CHANGES

There were no significant changes to the Plan during the Plan year ended December 31, 1997.


8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE IRS FORM 5500

There were no reconciling differences between net assets available for plan benefits reported in the accompanying financial statements and the Form 5500 filed with the Internal Revenue Service.

                                                                                                         SCHEDULE I

                                          The Riggs Bank N.A. 401(k) Plan
                      Item 27a - Supplemental Schedule of Assets Held For Investment Purposes
                                              As of December 31, 1997


                                                                                             Current
                                                                    Cost                      Value
                                                                -----------------------------------------
RIMCO MONUMENT FUNDS:

     Money Market-
         Prime Money Market Fund*                               $  1,155,237                $  1,148,495
         U.S. Treasury Money Market Fund*                            541,956                     540,378

     Corporate Obligations-
         Bond Fund*                                                  746,043                     766,144

     Equity Stock-
         Stock Fund*                                               6,283,985                   6,149,931
         Small Capitalization Fund*                                2,226,415                   2,294,810

 RIGGS COMMON STOCK FUND (EQUITY STOCK)                              478,061                     591,129






* Denotes party-in-interest.










  The accompanying notes are an integral part of this schedule.

                                                                                                      SCHEDULE II

                                         The Riggs Bank N.A. 401(k) Plan
                           Item 27d - Supplemental Schedule of Reportable Transactions
                                      For the Year Ended December 31, 1997




                                                  Number of
                                                Transactions
  Identity                                  ---------------------     Total
  of Party                                                          Purchase         Selling         Cost of         Net
  Involved         Description of Asset       Purchases    Sales      Price           Price          Assets          Gain
---------------------------------------------------------------------------------------------------------------------------

   RIMCO*      Prime Money Market Fund             73       86      $  948,644        $372,591       $372,591      $      -

   RIMCO*      U.S. Treasury Money
                     Market Fund                   53       45         269,853          99,867         99,867             -

   RIMCO*      Bond Fund                           65       59         349,500         148,256        147,816           440

   RIMCO*      Stock Fund                         102       77       3,425,582         798,498        672,667       125,831

   RIMCO*      Small Capitalization Fund          116       39       1,759,002         153,524        139,325        14,199

    RNC*       Riggs Common Stock Fund             24        5         395,619         134,958         86,767        48,191







* Denotes party-in-interest.



  The accompanying notes are an integral part of this schedule.

                                                                                                     SCHEDULE III

                                         The Riggs Bank N.A. 401(k) Plan
                                 Supplemental Schedule of Changes in Net Assets
                                Available for Plan Benefits With Fund Information
                                      For the Year Ended December 31, 1997


                                               U.S.
                                Prime        Treasury                                                 Riggs
                                Money         Money                                     Small        Common
                                Market        Market        Bond         Stock      Capitalization    Stock         Total
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------
ADDITIONS:
Additions to Net Assets
   Attributed to
    Investment Income:
       Interest and
          Dividend Income     $   56,568      $ 24,913     $ 43,916    $1,357,814   $  377,194       $  4,660    $1,865,065

Net Appreciation/
   (Depreciation) in Fair
     Market Value
       of Investments             -             -            18,262      (234,608)      55,971        153,396        (6,979)

Gain on Sale of Investments       -             -               789       108,047       12,249         20,279       141,364

Participant Contributions        221,097       130,479      158,880     1,140,542      510,440        164,558     2,325,996

Employer Contributions           347,399        97,975      106,947       748,983      361,699        117,317     1,780,320
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------

Total Additions                  625,064       253,367      328,794     3,120,778    1,317,553        460,210     6,105,766
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------

Interfund Transfers              (57,534)      (61,035)     (87,534)     (340,420)     527,112         19,411        -


DEDUCTIONS:
Deductions from Net Assets
   Attributed to:
      Distribution
         to Participants          98,669        26,899       24,286       288,717       92,676         55,960       587,207
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------

Total Deductions                  98,669        26,899       24,286       288,717       92,676         55,960       587,207
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------

Net Increase                     468,861       165,433      216,974     2,491,641    1,751,989        423,661     5,518,559
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------


NET ASSETS AVAILABLE FOR
     PLAN BENEFITS:
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------
         Beginning of Year       942,666       417,464      592,943     3,974,698      720,373        224,212     6,872,356
                             ------------- ------------- ------------ ------------- -------------- ------------ --------------

         End of Year          $1,411,527      $582,897     $809,917    $6,466,339   $2,472,362       $647,873   $12,390,915
                             ============= ============= ============ ============= ============== ============ ==============


  The accompanying notes are an integral part of this schedule.

                                INDEX TO EXHIBITS


 EXHIBIT NO.                         DESCRIPTION
--------------- ---------------------------------------------------------------

     (23)       Consent of Independent Accountants

Exhibits omitted are not required or not applicable.